UNILIFE CORPORATION
633 LOWTHER ROAD
LEWISBERRY PA 17339 USA
T + 1 717 938 9323
February 11, 2010
Via Edgar and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4561

Attn:	Mr. Russell Mancuso and Mr. Thomas Jones

	Re:	Unilife Corporation
Registration Statement on Form 10
File No. 1-34540
Dear Mr. Mancuso and Mr. Jones:
Reference is made to the above-captioned Registration Statement. We understand that the staff of the Securities and Exchange Commission (the “Commission”) has no further comments to the Registration Statement and that The NASDAQ Stock Market, LLC has certified to the Commission that the common stock, par value $0.01 per share, of Unilife Corporation (the “Company”) has been approved by the stock exchange for listing and registration. Therefore, we hereby request that the effective date for the Registration Statement be accelerated to February 11, 2010, pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.
The Company acknowledges that: (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact Marjorie Sybul Adams, Esq. of DLA Piper LLP (US) with any questions or comments at (212) 335-4517. Thank you for your assistance with this filing.

UNILIFE CORPORATION

By:

Alan Shortall
Director and Chief Executive Officer